On October 13, 2010, there was a special joint meeting of shareholders of the AZL Allianz Global Investors Select
Fund. To approve an Agreement and Plan of Reorganization
(the Plan) between the AZL Allianz Global Investors
Select Fund, which is a series of the Allianz Variable
Insurance Products Fund of Funds Trust (the FOF Trust), and the AZL Balanced Index Strategy Fund (the Acquiring
Fund), which is another series of the FOF Trust.

Under the Plan, the Acquiring Fund would acquire all of the assets and assume all of the liabilities of each Acquired
Fund in exchange for shares of the Acquiring Fund, which would be distributed proportionately to the shareholders of the Acquired Funds in complete liquidation of the Acquired
Fund, and the assumption of the Acquired Funds liabilities.
Each Plan was voted upon by the shareholders of the respective Acquired Fund voting separately.

The number of shares voted is as follows:




Acquired Fund

AZL Allianz Global Investors Select Fund

For 985,076.73
Against 55,751.967
Abstain 107,208.643

% of Outstanding
For 85.805%
Against 4.856%
Abstain 9.338%